Santiago, December 24, 2025
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact. Board agreement to call a Extraordinary Shareholders' Meeting.

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045, it is hereby announced that, in its ordinary session held on December 23, 2025, the Board of Directors of Banco Santander-Chile resolved to call an extraordinary shareholders' meeting for January 27, 2026 at 15.30hrs. The purpose of this meeting is to address the offer from Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada for the purchase of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., and its conditions, together with the execution of a service contract between Banco Santander Chile and said subsidiary. The price offered for the aforementioned shares is the sum of 68,000 million Chilean pesos, and the value of the aforementioned contract has been estimated in a range between 55,465 and 79,999 million Chilean pesos, with a total valuation of the company close to 187,000 Chilean pesos.

The reports from independent evaluators Deloitte Chile and Patricio Rojas y Asociados, the latter in compliance with Article 147 of Law 18.046, have been available since yesterday at the company's offices and on its website, hyperlink https://ir.santander.cl/junta-de-accionistas?lang=es-CL.

The matters to be addressed at this meeting will be the same as those for which the meeting of December 10 was convened, a meeting that was postponed as duly reported in a material event notice.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile